1-15268

02035036

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Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2002

CONVERIUM HOLDING AG
(Translation of registrant's name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By: Martin Kauer
Name: Martin Kauer
Title: CFO

By: ______________________
Name: Benjamin Gentsch
Title: Chief Underwriting Officer Overseas

Date: May 7, 2002

[DISCLOSURE TO COME]

converium
the next Re generation

SWX Swiss Exchange
E-PUB-MAP
Frau Claudia Pfund
Postfach
8021 Zürich

Your reference
Our reference
Date 3.05.2002

Disclosure of the resolutions taken in the Annual General Meeting, dated April 30, 2002

Converium Holding Ltd
Baarerstrasse 8
6300 Zug
Switzerland

Phone +41 (0)1 639 93 35
www.converium.com

Issuer: **Converium Holding Ltd**
Sec. ID no.: **1'299'771**
ISIN: **CH0012997711**

In accordance with art. 3a of the Articles of Incorporation of Converium Holding Ltd and with para. 3.03 (resolutions taken in the Annual General Meeting) of the checklist published as enclosure 1 of the „Reports required in order to maintain a listing" (Art. 64 – 75 KR), we herewith inform you about the resolutions which were taken in Converium's Annual General Meeting, dated April 30, 2002. All resolutions were taken on the basis of open votes (*offene Abstimmung durch Handmehr*)

1. **Approval of the Annual Report, the Annual Financial Statements and the Consolidated Historical Combined Annual Financial Statements (Consolidated Statements) for 2001; Acknowledgment of the Reports of the Auditors**
   The Annual Report, the Annual Financial Statements and the Consolidated Statements were approved with great majority. The Reports of the Auditors were acknowledged.

2. **Discharge of the Members of the Board of Directors and the Management from Responsibility**
   All members of the board of directors and of the management were discharched with great majority from responsibility for their conduct of business in the year 2001.

3. **Appropriation of the Balance Sheet Loss**

   The propsal to carry forward the balance sheet loss of CHF 1,5 Mio. to new account was approved with great majority.

4. **Election of the Auditors**

   PricewaterhouseCoopers Ltd, Zurich, was reelected with great majority as Auditors and Group Auditors for a further period of one year.

With best regards,

Converium Holding Ltd

Christian Felderer
Group General Counsel

Martin Kauer
Group Chief Financial Officer